EXHIBIT 11.1

COMPUTATION OF LOSS PER COMMON SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Diluted net loss per share from continuing operations:
Net loss from continuing operations available to common shareholders	$(1,786,000)	$(3,959,000)	$(4,044,000)	$(8,293,000)

Weighted average number of shares outstanding	7,954,928	7,954,928	7,954,928	7,954,928
Net effect of dilutive stock options based on treasury stock method	-	-	-	-
Total average shares	7,954,928	7,954,928	7,954,928	7,954,928

Fully diluted net loss per share from continuing operations	$(0.22)	$(0.50)	$(0.51)	$(1.04)